UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 18th, 2016

On March 18th, 2016, at 5 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members, and approved, unanimously, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) under No. 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) No. 2SP000160/O-5 and registered with the Securities Commission (CVM) under declaratory act No. 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, No. 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

It was registered that such hiring was submitted to appreciation of the Audit Committee of Santander Brasil and, after appreciated, was recommended to this Board, in line with the corporate governance recommendations to alternate the independent auditor of Santander Group. Deloitte, the replaced audit company, expressed its consent regarding the justification to the change made, pursuant to Article 28 of the mentioned CVM Normative Instruction.

The Board authorized the Executive Board to adopt all provisions necessary to implement the resolution just approved.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, March 18th, 2016.

Signatures: Jesús María Zabalza Lotina – Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva

Ferreira, José Maria Nus Badía, Marília Artimonte Rocca, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

This is a true transcript of the minutes recorded in the proper book.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 18, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer